NEWS RELEASE

Company Contact:
Barry Regenstein, President
Command Security Corporation
845-454-3703

COMMAND SECURITY CORPORATION ANNOUNCES FINANCIAL RESULTS

Annual Revenues Increase 11% and Net Income Increases 27%
For Fiscal 2010

Lagrangeville, NY, June 23, 2010 — Command Security Corporation (NYSE Amex: MOC) announced today its financial and operating results for the fourth quarter and fiscal year ended March 31, 2010.

Revenues for the three months ended March 31, 2010 increased 9.8% to $35,559,206, compared with revenues of $32,397,674 in the same period of the prior year.  Net income was $181,192, or $.02 per basic and diluted share compared with a net loss of $123,326, or $.01 per basic and diluted share, respectively, in the same period of the prior year.  Operating income was $677,176, or 1.9%, compared to $205,745, or .6% in the same period of the prior year.

Revenues for the fiscal year ended March 31, 2010 increased 11.4% to $145,694,630, compared with revenues of $130,813,244 for the fiscal year ended March 31, 2009.  Net income increased to $1,631,639, or $.15 per basic and diluted share compared with $1,281,883, or $.12 and $.11 per basic and diluted share, respectively, for the fiscal year ended March 31, 2009.  Operating income was $3,704,251, or 2.5%, compared to $3,007,641, or 2.3% for the fiscal year ended March 31, 2009.

Revenue growth during the three months and fiscal year ended March 31, 2010 was primarily attributable to the following events:

•
The commencement of security services during the first quarter of fiscal 2010 under a new contract to provide such services to a major transportation company at approximately 120 locations in twenty-one states throughout the eastern and western regions of the United States;

•
Expansion of security services provided to new and existing customers, including several of the nation’s largest banks, a large grocery market distribution center in California, a company that provides merchandising and distribution services to a major grocery retailer in New Jersey, a world leader in electronic design automation and a worldwide innovative technology company; and

•	The acquisition of two security services businesses in Florida.

Commenting on the fiscal 2010 results, Edward S. Fleury, Chief Executive Officer of Command Security, stated “We are encouraged with recent trends as reflected in our financial results in the fourth quarter, which included positive comparable sales, effective cost management and earnings growth.  We continue to focus on strategically positioning the Company for growth and additional market penetration expected to result from prudently investing in sales & marketing, technology and acquisitions.  Heading into fiscal 2011, we remain focused on investing across our business to better serve our customers which, in turn, will drive superior financial performance over the long term.”

Barry I. Regenstein, President of Command Security, stated, “As we move into fiscal 2011, we are better positioned to respond to market opportunities and move the Company towards reaching higher profitability.  We remain focused on carefully managing our costs, achieving gross margin improvement and maintaining adequate liquidity to effectively manage our business regardless of the market direction.”

About Command Security Corporation

Command Security Corporation provides uniformed security officers, aviation security services and support security services to commercial, financial, industrial, aviation and governmental customers throughout the United States.  We safeguard against theft, fraud, fire, intrusion, vandalism and the many other threats that our customers are facing today.  By partnering with each customer, we design programs customized to meet their specific security needs and address their particular concerns.  We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our customers face involving security.  Our mission is to enable our customers to operate their businesses without disruption or loss, and to create safe environments for their employees.  For more information concerning our company, please refer to our website at www.commandsecurity.com.

Forward-Looking Statements

This announcement by Command Security Corporation (referred to herein as the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company that are based on management’s assumptions, expectations and projections about the Company.  Such forward-looking statements by their nature involve a degree of risk and uncertainty.  The Company cautions that actual results of the Company could differ materially from those projected in the forward-looking statements as a result of various factors, including but not limited to the factors described under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2010, filed with the Securities and Exchange Commission, and such other risks disclosed from time to time in the Company’s periodic and other reports filed with the Securities and Exchange Commission.  You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company.  The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.  You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission, which are publicly available at the Securities and Exchange Commission’s website at www.sec.gov/edgar.shtml.

COMMAND SECURITY CORPORATION

	Three Months Ended March 31, (Audited)		Fiscal Year Ended March 31, (Audited)
	2010	2009	2010	2009
Revenues	$35,559,206	$32,397,674	$145,694,630	$130,813,244
Operating income	677,176	205,745	3,704,251	3,007,641
Other expense	96,984	124,932	446,912	461,619
Provision for income taxes	399,000	204,139	1,625,700	1,264,139
Net income (loss)	$181,192	$(123,326)	$1,631,639	$1,281,883
Net income (loss) per common share
Basic	$0.02	$(0.01)	$0.15	$0.12
Diluted	$0.02	$(0.01)	$0.15	$0.11
Weighted average number of common shares outstanding
Basic	10,872,098	10,772,613	10,848,375	10,772,613
Diluted	11,183,393	11,364,821	11,210,831	11,391,047

Balance Sheet Highlights	March 31, 2010	March 31, 2009
	(Audited)	(Audited)

Cash	$1,211,948	$177,011
Accounts receivable	23,131,801	21,603,826
Total current assets	28,540,443	25,898,164
Total assets	36,715,081	34,265,035
Total current liabilities	19,116,985	18,792,120
Short-term debt	10,995,744	11,006,134
Total liabilities	19,931,846	19,543,467
Stockholders’ equity	16,783,235	14,721,568
Total liabilities and stockholders’ equity	$36,715,081	$34,265,035